Arrestage International, Inc.

20343 N. Hayden Road, STE 105/193

Scottsdale, AZ 85255

June 7, 2018

Ms. Asia Timmons-Pierce

Assistant Director

Securities and Exchange Commission

Div. of Corporate Finance

Mail Stop 4631

Washington, DC 20549

Re:	Arrestage International, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Reply to Comments issued by the SEC on May 25, 2018

Dear Ladies and Gentlemen:

Below you will find the replies to your comments, including a narrative of the changes we made to the S-1 based on those comments. We have attempted to explain our revisions to the best of our abilities and have placed our responses directly under the comments you sent. If you need further clarification, or require more changes, feel free to contact me at any time.

1.	Please provide updated financial information as required by Rule 8-08 of Regulation S-X. Please also ensure that the financial information in the front of the document, for example, capitalization and dilution, is updated to reflect the most recent interim period.

As required by Rule 8-08 of Regulation S-X, we have provided the 10Q with full reviewed financials.

2.	We note your response to prior comment 1. However, it does not appear that you have provided us with your legal analysis explaining why you are not a shell company. We reissue our comment.

We have attached a legal opinion letter for your review in the prior S-1/A we will provide it again with this filing.

3.	We note your disclosure that you will use the best-selling efforts of brokers or dealers. We also note your disclosure that you plan to use an underwriter. Please reconcile your disclosures. Please revise to provide the disclosures required by Item 508 of Regulation S-K.

We have revised our disclosures as required by item 508 of regulation S-K and removed the terminology, this offering will be a “best-selling effort of broker dealers” and we have removed that throughout the document.

4.	We note your response to prior comment 3. Please revise to clarify whether you are registering common stock or “Class A Common Stock”. Please reconcile any inconsistencies in your fee table and description of capital stock. If you have more than one class of common stock, then please disclose the difference between the classes in your description of capital stock. Please also revise to remove your references to “Units” since you do not appear to be registering “Units” in this offering.

We are registering “Common Stock” Arrestage International only has one class of common stock thereby we have removed “Class A” description from the document on page 34 of the S-1 document.

Prospectus Cover Page

5.	We note your response to prior comment 19. Please revise the Prospectus Cover Page to clarify that you will sell shares at a fixed price of $2.00 per share for the duration of the offering.

Yes, we will sell shares at a fixed price of $2.00 per share for the duration of the offering, the cover page has been amended to reflect this.

6.	We note your disclosure on page 41 that you do not expect to pay any commissions. Please remove or explain the basis for the $400,000 underwriting discounts and commissions.

This disclosure on page 41 has not accurately reflected that we will pay $400,000 for “broker dealer commission” on the sale of shares. Therefore, we removed our disclosure on page 41 that we do not expect to pay any commissions for sales. We plan to pay commissions up to $400,000.

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Use of Proceeds, page 32

7.	We note that you provide your intended use of the offering proceeds assuming that 100% of the common stock offered is sold. Please revise this section to discuss your use of proceeds if 25%, 50%, and 75% of the offering is sold. Please see Instruction 1 to Item 504 of Regulation S-K.

Under Use of Proceeds, Page 33 of the amended registration statement we inserted a revised table disclosing the use of proceeds if 25%, 50%, 75%, or 100% of the Offering are sold.

Summary Balance Sheet, page 35

8.	We note your response to prior comment 15. Please delete footnote 2 from the table or provide the missing text.

In response to prior comment 15, we have deleted footnote (2) from the Summary Balance Sheet.

Item 15. Recent Sales of Unregistered Securities, Page II-4

9.	We note your response to prior comment 37. Please describe the nature of the consulting services that were provided Mr. Demasi and Mr. Gean and state the amount of consideration received by you for the consulting services.

Mr. Gean received 5,000 shares of common stock at the onset of his engagement as compensation for accounting and financial services to be rendered to assist the company in obtaining required audits and reviews of financial statements for inclusion in the S-1 and S-1/A’s.

Mr. Demasi has received 5,000 shares of common stock for his due diligence services including organization of internal paperwork, compiling comparable offerings of similarly situated companies from a business analytical standpoint, providing lists of necessary tasks for company personnel and collecting and organizing such internal work product.

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10.	Please revise this table to only include the information required by item 701. For example, it is unclear why you have included percentage owned and the underwriter related columns.

In response to comment number 10, we have revised the table on page II-4 as well as footnote (2) in order to comply with item 701.

Index to Exhibits, page II-7

11.	Please refile your exhibits in the proper text-searchable format. Please see Section 5.2.3.5 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 46) (April 2018) and Item 301 of Regulation S-T

In response to comment 11, we have refiled our exhibits in proper text-searchable format.

Exhibit 5.1

12.	We note that you are registering 2,000,000 shares of common stock. However, counsel opinion states that you are registering 30,000,000 shares of common stock. Please have counsel revise the opinion accordingly.

In response to comment number 12, counsel has changed her opinion to reflect 2,000,000 shares of common stock are being registered, and 30,000,000 shares of common stock are authorized.

13.	We also note that the counsel’s opinion references selling stockholders. However, there are no selling stockholders participating in this offering. Please have counsel revise its opinion or revise your registration statement to reflect the selling stockholder component of the offering.

In response to comment number 13, counsel has revised her opinion to reflect that there are no selling stockholders as a component of this offering.

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Very truly yours,

/s/ Gary Croft
Gary Croft Chief Executive Officer

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